Unum Health USA, Inc.
Financial Statements
For the Periods Ended March 31, 2023
and 2022
(Unaudited)

Unum Health USA, Inc.
Financial Statements
For the Periods Ended March 31, 2023 and 2022
(Unaudited)

	Contents

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BDO Canada LLP
1111 Main Street
Moncton, New Brunswick E1C 1H3

Independent Accountant's Review Report

To the Directors
Unum Health USA, Inc.
Middleton, Delaware

We have reviewed the accompanying financial statements of Unum Health USA, Inc. (the "Corporation"), which comprise the balance sheets as of March 31, 2023 and 2022, and the related statements of operations and retained earnings, and cash flows for the periods then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Corporation and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.



Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Corporation's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming the Corporation will continue as a going concern. As described in Note 2, certain conditions indicate substantial doubt exists about the Corporation's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

BDO Canada LLP

Chartered Professional Accountants
Licensed by CPA New Brunswick, in Canada

April 15, 2024


Unum Health USA, Inc.
Balance Sheets
(Unaudited)


March 31		2023		2022
Assets				
Current				
Share subscription due from shareholder (Note 3)	$	**200**	$	200
Shareholder's Equity				
Share capital (Note 3)	$	**200**	$	200

The accompanying notes are an integral part of these financial statements.

3

Unum Health USA, Inc.
Statements of Operations and Retained Earnings
(Unaudited)

For the	365 day period ended March 31, 2023		350 day period ended March 31, 2022	
Net income	$	-	$	-
Retained earnings, beginning of the period		-		-
Retained earnings, end of the period	$	-	$	-

Unum Health USA, Inc.
Statements of Cash Flows
(Unaudited)

For the	365 day period ended March 31, 2023	350 day period ended March 31, 2022
Net income and net change in cash	$ -	$ -
Cash, beginning of the period	-	-
Cash, end of the period	$ -	$ -

Non-cash financing activity (Note 3)

The accompanying notes are an integral part of these financial statements.

March 31, 2023 and 2022

1. **Significant Accounting Policies**

Nature of Business	Unum Health USA, Inc. (the "Corporation") was incorporated on April 16, 2021 under the Delaware General Corporation Law. The Corporation is wholly owned by Unum Health Inc. (the "Parent"), a company located in New Brunswick, Canada and operating an all-in-one software platform tailored to the home healthcare industry.
	The Corporation is not engaged in any active business and was incorporated for the purpose of fundraising for the Parent.
Basis of Accounting	The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and presented in United States dollars.
Use of Estimates	The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management does not consider there to be any significant estimates used in the preparation of these financial statements.
Fair Value of Financial Instruments	The carrying value of the Corporation's share subscription due from shareholder approximates fair value due to the short-term nature of this financial asset.
New Accounting Pronouncements	The Financial Accounting Standards Board ("FASB") has issued various Accounting Standards Codifications ("ASCs") becoming effective during the periods presented and subsequent to the balance sheet dates. Management does not believe that these ASCs do or will have any significant impact on the Corporation's financial statements.

March 31, 2023 and 2022

2. **Going Concern**

The financial statements have been prepared on a going concern basis, which contemplates the settlement of liabilities and other obligations in the normal course of business. The Corporation had no net income or cash flows during the periods ended March 31, 2023 and 2022, and had no cash or financial assets due from third parties as at March 31, 2023 and 2022.

At March 31, 2023, the Corporation was delinquent on certain filings, alleviation of which inherently will require professional fees and other filing costs to be incurred by the Corporation. Additionally, as described in Note 1, the Corporation was incorporated for the purpose of fundraising for the Parent and there are prerequisite requirements to commencing fundraising activities which will result in the Corporation incurring other costs, including professional fees. Certain of these professional fees were incurred by the Corporation subsequent to the balance sheet date and before finalization of the financial statements (Note 5).

The above noted factors raise substantial doubt about the Corporation's ability to continue as a going concern. The Corporation's ability to continue as a going concern in the next twelve months following finalization of the financial statements is dependent on successful fundraising efforts to raise sufficient capital from third parties, in excess of the requirements of the Parent, such that the Corporation can meet its own current and future obligations. As noted, the Corporation was incorporated with the intent of completing such fundraising activities within the twelve months following the finalization of the financial statements.

There are no assurances that management will be able to raise capital at terms acceptable to the Corporation and the Parent. If insufficient capital is raised. the Corporation may be unable to meet its current and future obligations, and the Parent may be required to change its approach to raising capital in the United States of America via the Corporation, either of which could result in the Corporation failing to continue as a going concern. The financial statements do not include any adjustments that might result from these uncertainties.

March 31, 2023 and 2022

3.   **Share Capital**

Authorized shares:

20,000,000 voting common shares with a par value of $0.00001 each.

Issued and outstanding shares:

	365 day period ended March 31, 2023	350 day period ended March 31, 2022
20,000,000 voting common shares with a par value of $0.00001 each.	$ 200	$ 200

Upon incorporation, the Corporation issued 10,000,000 common shares to the Parent at a subscription price of $0.00001 per share. On July 5, 2021, the Corporation amended its articles of incorporation to issue an additional 10,000,000 common shares to the Parent at a subscription price of $0.00001 per share.

The subscription price of the above shares remains receivable from the Parent at March 31, 2023 and 2022. This balance is non-interest bearing, unsecured, and due on demand. An allowance for doubtful accounts in respect of the share subscription due from shareholder was not determined to be necessary at March 31, 2023 and 2022.

March 31, 2023 and 2022

4. **Liquidity Risk**

Liquidity risk is the risk that the Corporation will encounter difficulty in meeting its obligations including the risk that, as a result of operational liquidity requirements, the Corporation will not have sufficient funds to settle a transaction on the due date; will be forced to sell financial assets at a value which is less than what they are worth; or may be unable to settle or recover a financial asset. The Corporation does not have any financial liabilities creating exposure to this risk as at March 31, 2023 and 2022 but does have other obligations creating exposure, as described in Note 2.

The Corporation's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient cash flows to meet its liabilities when due, under both normal and stressed conditions.

The Corporation's ability to obtain funding from external sources may be restricted if the Corporation's financial performance and condition deteriorate. In addition, credit and capital markets are subject to inherent global risks that may negatively affect the Corporation's access and ability to access funding. Liquidity risk increased between April 16, 2021 inception and the March 31, 2023 balance sheet date, based on the conditions described in Note 2, resulting in substantial doubt about the Corporation's ability to continue as a going concern.

5. **Subsequent Events**

Subsequent to the balance sheet date and prior to the finalization of the financial statements, the Corporation incurred $12,736 Canadian dollars in professional fees. $2,676 Canadian dollars of this balance was paid by the Parent prior to the finalization of the financial statements, resulting in a balance due to the Parent, with the remaining professional fees balance being due to the third party vendor as of the date of finalization of the financial statements.